Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)

Registration No.1895/000926/06

ARBN 086 277616

JSE trading symbol: DUR

ISIN Code: ZAE 000015079

Issuer code: DUSM

NASDAQ trading symbol: DROOY

REPORT TO SHAREHOLDERS FOR THE 1st QUARTER ENDED 30 SEPTEMBER 2003 OF THE 2004 FINANCIAL YEAR

GROUP RESULTS

Highlights

•  Safety record continues to improve

•  North West Operations restructuring completed

•  ERPM moves into operating profit

•  Tolukuma resource expansion

•  Acquisition of 20% of Porgera Joint Venture

		Quarter Sep 2003	Quarter Jun 2003
Gold production (attributable)	oz	198 493	207 725
	kg	6 174	6 461
Cash operating costs	US$/oz	378	352
	R/kg	90 520	87 368
Gold price received	US$/oz	362	348
Capital expenditure	US$ m	4.7	3.3
	R m	35.0	24.9

Stock

ISSUED CAPITAL	STOCK TRADED		JSE	NASDAQ	FRANKFURT
211 402 045 ordinary no par value shares	Ave. volume for the quarter per day (000)		123	4 165	165
5 000 000 cumulative% of issued stock preference shares	% of issued stock traded (annualised)		15%	514%	20%
	Price	• High	R 26.50	USD 3.54	Euro 2.95
		• Low	R 16.51	USD 2.20	Euro 2.04
		• Close	R 20.71	USD 2.86	Euro 2.53

Address details
REGISTERED OFFICE :	SHARE TRANSFER SECRETARIES :
45 Empire Road, Parktown,	Ultra Registrars (Pty) Ltd,
South Africa	PO Box 4844,
PO Box 390,	Johannesburg 2000,
Maraisburg 1700,	South Africa
South Africa

UNITED KINGDOM REGISTRARS :	DEPOSITORY BANK :
St. James’ Corporate Services Ltd,	American Depository Receipts,
6 St. James’ Place,	The Bank of New York,
London	Shareholders Relations
SW IA INP	Department,
101 Barclay Street,
New York, NY 10296

FORWARD LOOKING STATEMENTS

Some of the information in this voluntary announcement, contain projections or other forward looking statements regarding future events or other future performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially due to such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations and mining risks. We undertake no obligation to publicly release results of any of these forward looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

LETTER TO SHAREHOLDERS

Dear shareholder

Overall performance

The gold price received was substantially unchanged quarter on quarter, with the rise in the dollar price offset by a stronger Rand. Gold production increased at most operations, except for the North West Operations where a 14% reduction from underground feed resulted from the 60-day review process and restructuring exercise. This exercise has now been completed and some 3 000 employees have been retrenched at a cost of R39.5 million (US$ 5.4 million). Cash operating unit costs increased by 3.6% in Rand terms due to the annual wage increase which was effective from 1 July 2003. A two-year agreement has been signed with all unions and associations. The average increase for the current year will be 9.2%.

Overall performance

Our principal focus has been on turning around the North West Operations. This has been achieved without resort to industrial action and the co-operation of all parties in the review process has been much appreciated. The result has been a reduction in wage costs to 44% of the total working costs, and a reduction of 26% in monthly working costs, from R 106 million (US$ 14 million) in July 2003 to R 78 million (US$ 11 million) in October 2003. The new production profile will be 5% lower. Development and opening up of ore reserves have not been compromised in the process and the mine’s life remains at 15 years as a result.

DRD has a 40% stake in the Crown Gold Recoveries joint venture with Khumo Bathong Holdings and manages the ERPM mine and Crown surface retreatment operations on behalf of the joint venture. ERPM’s gold production build up continued with a 34% increase on the previous quarter and the mine reported its first cash operating profit since its acquisition a year ago. Potential for open-pit mining is being examined.

Blyvoor recovered some of the lost ground from the previous quarter. Progress on the No 4 and 5 slimes dam project is on track. The budgeted cost of the project is R 45 million (US$ 6 million) and will come into production in January 2004 at a rate of 240 000 tonnes per month. Some 27.2 million tonnes of slime are available at an average delivered grade of 0.568 grams per tonne. Underground feed is still being restricted by ore pass constraints, and around 1A sub shaft, approximately 10 000 tonnes of broken rock is still in circuit. A mid-shaft loading arrangement is being installed in the shaft to relieve the constraint and will be operational in December 2003.

At Tolukuma, production was stable, but logistics costs impacted negatively on costs. Mining of the newly discovered Zine Vein on surface is continuing and exploration for the underground extention is showing encouraging results. Zine accounted for an additional 2 000 ounces of the gold this quarter.

Financial

The cash operating loss of R 21 million (US$ 2.7 million) is due to the loss of R 41.8 million (US$ 5.6 million) incurred at the North West Operations. All other operations recorded cash operating profits. The purpose of the North West Operations restructure is to return the mine to profit and to restore a meaningful margin to shareholders.

Cash and cash equivalents increased to R 612 million (US$ 86 million) from R 332 million (US$ 44 million), mainly as a result of the capital raising completed during the quarter. New shares were issued to Investec Bank on 9 September 2003 (18 million shares) and on 12 September 2003 (9 million shares), at an average price of R 17.86 (US$ 2.40) and R 17.94 (US$ 2.42) respectively, raising a total of R 483 million (US$ 64 million).

The proceeds from the placements are to be used for the North West Operations restructuring costs and to substantially fund the purchase price for the 20% stake in the Porgera Joint Venture (see Acquisition, below), as well as for general working capital requirements.

In addition, during the quarter, cash resources were used to reduce debt by R 118 million (US$ 16 million). As a result of the above activities, the current ratio has increased to 1.85 (1.09), while shareholders’ equity has more than doubled to R 798 million (US$ 111 million) from R 359 million (US$ 48 million). Our interest-bearing debt : equity ratio improved to 66% (173%), while our interest-bearing debt : market capitalization improved to 11% (15%).

Acquisition

On 14 October 2003 we announced that an agreement had been reached to acquire Oil Search Limited’s interest in the Porgera Joint Venture in Papua New Guinea at a cost of US$ 73.8 million. We refer you to the detailed announcement issued on 14 October 2003 regarding the acquisition. On completion, this will increase DRD’s attributable annual gold production from the Australasian region from 90 000 ounces to 260 000 ounces.

Management

We are pleased to announce the appointment of Andrea Townsend as Group Company Secretary and Wayne Koonin as Divisional Director Group Finance.

Compliance

I am pleased to report on a continued improvement in our safety performance. The lost time injury rate has improved by 10% to 8.63, with the reportable frequency rate improving by 5% to 3.65 and the fatality injury frequency rate at 0.24, an improvement of 44%.

In September 2003, the Department of Environment and Conservation and the Provincial Health Department in Papua New Guinea reported on its water quality and health investigations at DRD’s operations in that country. It was found that all test results were within compliance limits and that there was no connection between regional health issues and the operation of the mine. We will continue to monitor our environment and the roll-out of our local community programmes in the area.

Outlook

Prospects for the immediate future will depend on the Rand/Dollar exchange rate. We have closed high-cost capacity at the North West Operations and seeking to add lower cost production to the portfolio in Papua New Guinea. We continue to diversify our asset base, and it is expected that a greater proportion of our earnings and cash flow will be derived from outside South Africa from the next quarter.

In spite of the cost of restructuring our North West Operations and the job losses that unfortunately resulted from this, DRD has nevertheless made a valuable contribution both to the South African economy and the gold market as a whole. During the last three years we have created more than 6000 jobs on our South African operations, while our localization programmes in Papua New Guinea have taken the representation of nationals in the

Tolukuma workforce to more than 95%. While we are still one of the most marginal gold producers in the industry at the current exchange rate, the recent acquisition of the stake in the Porgera Joint Venture will provide a sustainable cash flow to support our value creative strategy. We are confident that the gold price trend will continue upward, at which point our gearing to gold will become evident.

MARK WELLESLEY-WOOD

Chairman and Chief Executive Officer

23 October 2003

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), DRD Australasia and Dome Resources NL on a consolidated basis. The results of Crown Gold Recoveries (Pty) Ltd which include the East Rand Proprietary Mines Limited are accounted for on the Equity basis.

The financial statements below are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP).

The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS - SA GAAP

FINANCIAL RESULTS

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
Gold revenue	467.5	497.7
Cash operating costs	(488.5)	(505.3)
Cash operating loss	(21.0)	(7.6)
Other expenses - net	(20.9)	(17.4)
Business development	(1.5)	(4.2)
Care and maintenance costs	(2.5)	(3.3)
Cash loss from operations	(45.9)	(32.5)
Retrenchment costs	(39.5)	(11.6)
Investment income	11.7	16.2
Interest paid	(13.6)	(15.6)
Net cash operating loss	(87.3)	(43.5)
Rehabilitation	(2.7)	(5.2)
Depreciation	(27.0)	(43.5)
(Loss)/gain on financial instruments	(4.6)	54.7
Gold in process	(8.9)	(7.7)
Loss before taxation	(130.5)	(45.2)
Loss from associate	—	(30.6)
Taxation	—	(0.2)
Deferred taxation charge	84.0	175.7
(Loss)/profit after taxation	(46.5)	99.7
Exceptional items	0.7	(111.5)
Net loss	(45.8)	(11.8)
Headline (loss)/earnings per share-cents	(24.4)	54.2
Basic loss per share-cents	(24.1)	(6.4)
Calculated on the weighted average ordinary shares issued of :	190 437 051	184 091 468
Diluted headline (loss)/earnings per share-cents	(24.4)	53.9
Diluted basic loss per share-cents	(24.1)	(6.4)

GROUP BALANCE SHEETS - SA GAAP

ABRIDGED

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
Employment of Capital
Net mining assets	585.8	578.5
Investments	154.2	126.4
Environmental Trust funds	135.7	133.7
Deferred mining and income taxes	498.3	414.3
Current assets	756.9	563.8
Inventories	48.5	59.1
Trade and other receivables	96.8	172.9
Cash and equivalents	611.6	331.8
	2 130.9	1 816.7
Capital employed
Shareholders’ equity	891.2	456.1
Borrowings	394.2	387.5
Deferred financial liability	250.8	244.4
Rehabilitation	186.5	184.0
Other non-current liabilities	74.0	73.2
Current liabilities	334.2	471.5
Trade and other payables	294.2	329.1
Current portion of borrowings	40.0	142.4
	2 130.9	1 816.7

CHANGES IN SHAREHOLDERS’ INTEREST - SA GAAP

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
Shareholders’ interest at the beginning of the period	456.1	493.5
Share capital issued	483.4	6.8
• for cash	482.9	—
• for share options exercised	0.7	1.4
• for equity portion of convertible note	(0.2)	5.4
Movement in retained income	(45.8)	(11.8)
Currency adjustments and other	(2.5)	(32.4)
Shareholders’ interest at the end of the period	891.2	456.1

GROUP CASH FLOW STATEMENTS - SA GAAP

ABRIDGED

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
Net cash out flow from operating activities before working capital changes	(88.5)	(87.6)
Working capital changes	40.6	(25.2)
Net cash in flow from investing activities	10.5	3.3
Net cash in/(out) flow from financing activities	327.2	(103.9)
Increase/(decrease) in cash & equivalents	289.8	(213.4)
Translation adjustment	(10.0)	39.6
Opening cash and equivalents	331.8	505.6
Closing cash and equivalents	611.6	331.8

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), DRD Australasia and Dome Resources NL on a consolidated basis. The results of Crown Gold Recoveries (Pty) Ltd which include the East Rand Proprietary Mines Limited are accounted for on the Equity basis.

The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

FINANCIAL PERFORMANCE

		Quarter Sep 2003	Quarter Jun 2003
Cash costs	$/oz	378	352
Cash operating loss	$ million	(2.7)	(0.9)
Net (loss)/profit	$ million	(9.5)	1.1
Deferred financial liability (Eskom)	$ million	35.1	32.7
Interest-bearing debt	$ million	9.5	16.5
Convertible bond	$ million	63.9	66.7
Net current assets	$ million	48.7	6.4
Total assets	$ million	297.5	242.5
Market capitalization	$ million	604.6	464.2

GROUP INCOME STATEMENTS - US GAAP

The US GAAP financial information has been restated to reflect the immediate expense on acquisition of the Argonaut mineral rights during the year ended June 30, 1998.

FINANCIAL RESULTS

(Unaudited)

	(US$ m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated

Revenues
Product sales (Gold revenue)	62.8	64.4
Cost and expenses	(68.4)	(67.6)
Production costs	(66.8)	(66.4)
Movement in gold in process	(1.2)	(0.5)
Movement in rehabilitation provision	(0.4)	(0.7)
Other operating expenses
Depreciation and amortization	(3.3)	(4.7)
Impairment of assets	0.1	(12.5)
Employment termination costs	(5.4)	(1.5)
Management and consulting fees	(0.5)	(0.7)
(Loss)/profit on financial instruments	(3.6)	10.4
Profit on sale of investments	—	2.7
Administration and general charges	(3.1)	(2.3)
Stock based compensation costs	(0.5)	(1.2)
Administration and general charges	(2.6)	(1.1)
Net operating loss	(21.4)	(11.8)
Investment income	1.6	2.4
Other income	0.8	1.1
Finance cost
Interest expense	(1.8)	(2.6)
Loss before taxation	(20.8)	(10.9)
Loss from associate	—	(3.6)
Income and mining tax benefit	—	0.1
Deferred taxation benefit	11.3	15.5
Net (loss)/profit applicable to shareholders	(9.5)	1.1
Basic (loss)/earnings per share (cents)	(5.0)	0.2
Diluted (loss)/earnings per share (cents)	(5.0)	0.2

GROUP BALANCE SHEETS - US GAAP

ABRIDGED

(Unaudited)

	(US$ m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated

ASSETS
Current assets	105.8	75.4
Cash and equivalents	85.5	44.4
Receivables	13.5	23.1
Inventories	6.8	7.9
Mining assets	81.6	76.9
Cost	234.4	219.8
Accumulated depreciation & amortization	(152.8)	(142.9)
Other assets	110.1	90.2
Deferred income and mining taxes	69.6	55.4
Non-current assets	40.5	34.8
Total assets	297.5	242.5
LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	57.1	69.0
Bank overdraft	0.4	3.9
Accounts payable and accrued liabilities	51.1	50.0
Short term portion of long term loans	5.6	15.1
Long term loans	5.6	5.7
Convertible loan note	62.2	62.4
Deferred financial liability	35.1	32.7
Provision-environmental rehabilitation	26.1	24.6
Shareholders’ equity Authorised 300 000 000 ordinary no par value shares 5 000 000 cumulative preference shares Issued 211 402 045 ordinary no par value shares 5 000 000 cumulative preference shares Stated capital	424.3	360.3
Additional paid in capital	38.2	37.7
Cumulative preference shares	0.1	0.1
Accumulated loss	(314.5)	(305.0)
Other comprehensive income	(36.7)	(45.0)
Total liabilities & shareholders’ equity	297.5	242.5

CHANGES IN SHAREHOLDERS' EQUITY - US GAAP

(Unaudited)

	(US$ m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated

Shareholders’ equity at the beginning of the period	48.1	48.9
Prior period adjustment (Argonaut mineral rights)	—	(4.5)
Shareholders’ equity at the beginning of the period as restated	48.1	44.4
Share capital issued	64.5	1.4
• for cash	63.8	—
• for share options exercised	0.2	0.2
• for stock based compensation	0.5	1.2
Movement in retained income	(1.2)	2.3
• (loss)/profit applicable to shareholders	(9.5)	1.1
• mark-to-market on investments	3.6	0.1
• currency adjustments and other	4.7	1.1
Shareholders’ equity at the end of the period	111.4	48.1

GROUP CASH FLOW STATEMENTS

ABRIDGED

(Unaudited)

	(US$ m)
	Quarter Sep 2003	Quarter Jun 2003
Net cash out flow from operating activities	(6.4)	(14.6)
Net cash in flow from investing activities	1.4	0.4
Net cash in/(out) flow from financing activities	44.0	(13.4)
Net increase/(decrease) in cash & equivalents	39.0	(27.6)
Translation adjustment	2.1	8.9
Cash and equivalents at beginning of period	44.4	63.1
Cash and equivalents at end of period	85.5	44.4

FINANCIAL PERFORMANCE

		Quarter Sep 2003	Quarter Jun 2003
Cash costs	R/kg	90 520	87 368
Cash operating loss	R million	(21.0)	(7.6)
Net (loss)/profit	R million	(70.1)	12.7
Deferred financial liability (Eskom)	R million	250.8	244.4
Interest-bearing debt	R million	67.8	123.0
Convertible bond	R million	457.1	498.8
Net current assets	R million	348.8	48.7
Total assets	R million	2 128.4	1 811.7
Market capitalization	R million	4 378.1	3 555.5

GROUP INCOME STATEMENTS - US GAAP

The US GAAP financial information has been restated to reflect the immediate expense on acquisition of the Argonaut mineral rights during the year ended June 30, 1998.

FINANCIAL RESULTS

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated
Revenues
Product sales (Gold revenue)	467.5	497.7
Cost and expenses	(509.1)	(518.0)
Production costs	(497.5)	(509.1)
Movement in gold in process	(8.9)	(3.4)
Movement in rehabilitation provision	(2.7)	(5.5)
Other operating expenses
Depreciation and amortization	(24.7)	(36.4)
Impairment of assets	0.7	(98.2)
Employment termination costs	(39.5)	(11.6)
Management and consulting fees	(3.4)	(5.7)
(Loss)/profit on financial instruments	(27.1)	84.8
Profit on sale of investments	—	17.8
Administration and general charges	(22.9)	(17.5)
Stock based compensation costs	(3.6)	(10.0)
Administration and general charges	(19.3)	(7.5)
Net operating loss	(158.5)	(87.1)
Investment income	11.7	18.8
Other income	6.2	8.5
Finance cost
Interest expense	(13.6)	(20.7)
Loss before taxation	(154.2)	(80.5)
Loss from associate	—	(27.8)
Income and mining tax benefit	—	0.9
Deferred taxation benefit	84.1	120.1
Net (loss)/profit applicable to shareholders	(70.1)	12.7
Basic (loss)/earnings per share (cents)	(36.8)	6.9
Diluted (loss)/earnings per share (cents)	(36.8)	6.8

GROUP BALANCE SHEETS - US GAAP

ABRIDGED

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated
ASSETS
Current assets	756.9	563.8
Cash and equivalents	611.6	331.8
Receivables	96.8	172.9
Inventories	48.5	59.1
Mining assets	583.5	573.9
Cost	1 676.6	1 641.6
Accumulated depreciation & amortization	(1 093.1)	(1 067.7)
Other assets	788.0	674.0
Deferred income and mining taxes	498.0	413.9
Non-current assets	290.0	260.1
Total assets	2 128.4	1 811.7
LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	408.1	515.1
Bank overdraft	2.6	29.1
Accounts payable and accrued liabilities	365.5	373.2
Short term portion of long term loans	40.0	112.8
Long term loans	39.8	42.5
Convertible loan note	445.1	466.5
Deferred financial liability	250.8	244.4
Provision-environmental rehabilitation	186.5	184.0
Shareholders’ equity	798.1	359.2
Authorised 300 000 000 ordinary no par value shares 5 000 000 cumulative preference shares Issued 211 402 045 ordinary no par value shares 5 000 000 cumulative preference shares Stated capital	2 684.5	2 200.9
Additional paid in capital	90.3	86.7
Cumulative preference shares	0.5	0.5
Accumulated loss	(2 001.6)	(1 931.5)
Other comprehensive income	24.4	2.6
Total liabilities & shareholders’ equity	2 128.4	1 811.7

CHANGES IN SHAREHOLDERS’ EQUITY - US GAAP

(Unaudited)

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated
Shareholders’ equity at the beginning of the period	359.2	392.2
Prior period adjustment (Argonaut mineral rights)	—	(36.1)
Shareholders’ equity at the beginning of the period as restated	359.2	356.1
Share capital issued	487.2	11.4
• for cash	482.9	—
• for share options exercised	0.7	1.4
• for stock based compensation	3.6	10.0
Movement in retained income	(48.3)	(8.3)
• (loss)/profit applicable to shareholders	(70.1)	12.7
• mark-to-market on investments	26.4	1.4
• currency adjustments and other	(4.6)	(22.4)
Shareholders’ equity at the end of the period	798.1	359.2

GROUP CASH FLOW STATEMENTS

ABRIDGED

	Quarter Sep 2003	Quarter Jun 2003
Net cash out flow from operating activities	(47.9)	(112.8)
Net cash in flow from investing activities	10.5	3.3
Net cash in/(out) flow from financing activities	327.2	(103.9)
Net increase/(decrease) in cash & equivalents	289.8	(213.4)
Translation adjustment	(10.0)	39.6
Cash and equivalents at beginning of period	331.8	505.6
Cash and equivalents at end of period	611.6	331.8

US/SA GAAP RECONCILIATION

Reconciliation of net (loss)/profit to SA GAAP

	(R m)
	Quarter Sep 2003	Quarter Jun 2003
		Restated
Net (loss)/profit determined under US GAAP	(70.1)	12.7
Adjusted for:
Financial instruments	(3.2)	(30.3)
Depreciation of mineral rights	(2.8)	(2.8)
Accounting for business combinations	0.4	0.4
Stock based compensation costs	3.6	10.0
Fair value adjustment on investments	26.4	1.4
Deferred taxation on adjustments	(0.1)	(3.2)
Effect of US GAAP adjustments	24.3	(24.5)
Net loss determined under SA GAAP	(45.8)	(11.8)

CONVERSION FACTORS

Balance Sheet : 30 Sep 03	US$1 =	R 7.1538
Income Statement average for :
Jul-03	US$1 =	R 7.5654
Aug-03	US$1 =	R 7.4048
Sep-03	US$1 =	R 7.3472
Sep-03 quarter	US$1 =	R 7.4402

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 30 September 2003:
Number of options in issue :	6 027 733
Number of options currently vested :	1 578 883

INVESTOR RELATIONS

For further information, contact Ilja Graulich at :
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: graulich@drd.co.za,
web site: http://www.durbans.com
45 Empire Road,
Parktown, South Africa.
P O Box 390,
Maraisburg 1700,
South Africa.

DIRECTORS  -  (*British) (**Australian)

Executives :

MM Wellesley-Wood (Chairman and Chief Executive Officer)*
IL Murray (Deputy Chief Executive Officer and Chief Financial Officer)

Non-executives :

MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker**; D Blackmur**

Alternates :

A Lubbe ; D van der Mescht

Group Company Secretary : AI Townsend